UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            HOUSTON OPERATING COMPANY
                            -------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    442287108
                                 (CUSIP Number)


                              Mr. Jeffrey Robinson
                            c/o Netfabric Corporation
                     67 Federal Road, Building A, Suite 300
                              Brookfield, CT 06804
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    12/9/2004
                                    ---------
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 442287108
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS                    Jeffrey Robinson
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) |_|
                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS     [00]
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                             |-|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  14,832,476
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY      ----------------------------------------------------------------
    THE              9    SOLE DISPOSITIVE POWER             14,832,476
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY       14,832,476
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW      |_|
                (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  38.37%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------


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


ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D, dated December 20, 2004, of Houston Operating Company, a Delaware corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is 67 Federal Road, Building A, Suite 300 Brookfield, CT 06804.

ITEM 2.  IDENTITY AND BACKGROUND.

(i)     Jeffrey Robinson

(a) This statement is being filed on behalf of Jeffrey Robinson, a director CEO of Houston Operating Company.

(b) The business address of Mr. Robinson is c/o Netfabric Corporation, 67 Federal Road, Building A, Suite 300, Brookfield, CT 06804.

(c)     Mr. Robinson's principal occupation is CEO of Houston Operating Company.

(d)-(e) During the last five years Mr. Robinson has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Robinson holds United States citizenship.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 9, 2004, Houston Operating Company entered into an Exchange Agreement (the "Agreement") with all of the stockholders of Net Fabric Corporation. On the same date, pursuant to the terms of the Agreement, the Company acquired all of the issued and outstanding capital stock of Net Fabric from the Stockholders in exchange for 32,137,032 newly-issued shares of the Company's Common Stock. Mr. Nazem is the beneficial owner of 14,832,476 of these shares.

The reporting person acquired his shares as described above.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Robinson has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this
Item 4. Mr. Robinson has acquired the security of the Company for general investment purposes. Except as set forth above, Mr. Robinson is not party to any agreements to acquire any additional security at this time. Notwithstanding the foregoing, Mr. Robinson retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law. On December 8, 2004, Mr. Robinson became a director of the Issuer. As a director of the Issuer he will not take any actions with respect to the Issuer or the Common Shares that would not be consistent with Mr. Robinson's duties as a director.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this report, Mr. Robinson which represents 38.37% of the Issuer's Common Stock.

(b) As of the date of this report, Mr. Robinson has the sole power to vote or direct the voting of, or dispose or direct the disposition of 14,832,476 shares of the Issuer's Common Stock.

(c) Mr. Robinson has not effected any transactions in the class of securities described in the past 60 days.

(d)     Not applicable.

(e) Mr. Robinson remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


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


                               S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 13th, 2004



                                           By: /s/ Jeffrey Robinson
                                              ----------------------------------
                                              Name: Jeffrey Robinson
                                              Title: Authorized Representative